Exhibit 99.1

Sierra Metals Reports Consolidated Financial Results for the First Quarter of 2019
Conference Call May 14, 2019 AT 10:30 AM (EDT)

(All $ figures reported in USD)

  Adjusted EBITDA of $12.0 million in Q1 2019 decreased from $27.4 million in Q1 2018
  Operating cash flows before movements in working capital of $11.8 million in Q1 2019 decreased from $27.4 million in Q1 2018
  Revenue from metals payable of $49.2 million in Q1 2019 decreased from $61.7 million in Q1 2018 due to lower throughput and lower realized metal prices
  Q1 2019 consolidated copper production of 7.7 million pounds, consolidated silver production of 0.7 million ounces, consolidated zinc production of 16.4 million pounds, consolidated lead production of 7.0 million pounds, and consolidated gold production of 1,986 ounces; a 4% decrease, 16% increase, 10% decrease, a 10% increase, and a 2% increase respectively, compared to Q1 2018, management expects that annual production guidance will still be met(1)
  Record quarterly throughput at the Cusi Mine in Mexico
  $23.9 million of cash and cash equivalents as at March 31, 2019
  Net Debt of $45.0 million as at March 31, 2019
  The Company through its Normal Course Issuer Bid has to date repurchased and cancelled a total of 907,266 shares at an average VWAP of C$2.04
  Shareholder conference call to be held Tuesday, May 14, 2019, at 10:30 AM (EST)

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2019 were calculated using the following realized prices: $15.57/oz Ag, $2.85/lb Cu, $0.94/lb Pb, $1.23/lb Zn, $1,305/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2018 were calculated using the following realized prices: $16.75/oz Ag, $3.14/lb Cu, $1.15/lb Pb, $1.56/lb Zn, $1,334/oz Au.

TORONTO--(BUSINESS WIRE)--May 13, 2019--Sierra Metals Inc. (TSX:SMT)(BVL:SMT)(NYSE American:SMTS) (“Sierra Metals” or the “Company”) today reported revenue of $49.2 million and adjusted EBITDA of $12.0 million on throughput of 568,401 tonnes and metal production of 4.0 million silver equivalent ounces, or 21.8 million copper equivalent pounds, or 50.6 million zinc equivalent pounds for the three month period ended March 31, 2019.

The Company has continued to be successful in maintaining positive operating cash flow generation from its existing operations in order to reduce debt levels, fund required capital expenditures, and maintain liquidity.

Despite the loss of 12 days of production at the Yauricocha Mine during March 2019 due to the illegal strike action which has subsequently been resolved, the mine continued its strong operational performance during Q1 2019, realizing an increase in zinc equivalent metal production compared to Q1 2018. The revenues and Adjusted EBITDA generated during Q1 2019 allowed the Company to fund its capital expenditure programs and repay some of the existing debt obligations, despite a challenging metal price environment.

The Company achieved record quarterly throughput from the Cusi Mine, and the third highest quarterly throughput from the Bolivar Mine, continuing the successful production increases realized in Mexico during 2018. Consolidated production of silver increased 16% to 0.7 million ounces, copper declined 4% to 7.7 million pounds, lead increased 10% to 7.0 million pounds, zinc declined 10% to 16.4 million pounds, and gold increased 2% to 1,986 ounces compared to Q1 2018.

Igor Gonzales, President, and CEO of Sierra Metals stated: “The first quarter has presented us with several challenges including an illegal strike at Yauricocha, as well as slower than expected ramp up of throughput at Bolivar and Cusi with lower head grades and recoveries. I want to assure shareholders that management remains focused on the expansions in Mexico and improving tonnage, head grades, and recovery rates which in turn will help to lower costs. Also, as noted above, it still bears mentioning that in Q1 2019 Yauricocha saw an increase in zinc equivalent metal production, Cusi had record throughput and Bolivar had a 1% increase in throughput over Q1 2018. Subsequent to Q1 2019, throughput rates continue to improve. At Yauricocha the strike has been settled and the mine is working to full capacity. In Mexico, production increases are expected to become more apparent in late Q2 2019 when we should reach higher throughput rates at both Bolivar and Cusi. Production is also expected to be higher in the latter half of 2019 when the mines are running at the higher throughput rates. Cash flow continues to be strong and with continued efforts, we expect to see further improvements in cash flow and good returns on the capital being invested. Management expects that the Company will still be within the annual production guidance provided.

We continue to modernize and improve all our Mines, implementing best operational practices. These improvements are expected to allow for the Company to increase metal production over the course of the coming year. Our Company-wide ongoing brownfield exploration programs should also lead to further significant growth in reserves and resources, which will add to the value of our assets during the year ahead.”

He continued, “Sierra Metals’ balance sheet remains strong with the liquidity needed to meet our operational and growth expenditure requirements. The Company is on-track for further growth in 2019 based upon positive PEA studies which demonstrates robust growth opportunities for the Company at all Mines. We continue working on Life of Mine plans which are expected to be completed in mid-2019. Furthermore, NI 43-101 Technical Reports are expected to be completed for the Yauricocha Mine by the end of Q2 2019 and for Bolivar and Cusi Mines by the end of Q4 2019. We are very optimistic that these updated reports will provide for additional reserves and resources at all Mines.”

The following table displays selected financial and operational information for the three months ended March 31, 2019:

MDA Selected Financial Results

	Three Months Ended
(In thousands of dollars, except per share and cash cost amounts, consolidated figures unless noted otherwise)	March 31, 2019	March 31, 2018
Operating
Ore Processed / Tonnes Milled	568,401	557,710
Silver Ounces Produced (000's)	691	594
Copper Pounds Produced (000's)	7,732	8,090
Lead Pounds Produced (000's)	6,954	6,312
Zinc Pounds Produced (000's)	16,421	18,214
Gold Ounces Produced	1,986	1,952
Copper Equivalent Pounds Produced (000's)[1]	21,767	23,445
Zinc Equivalent Pounds Produced (000's)[1]	50,562	47,209
Silver Equivalent Ounces Produced (000's)[1]	3,988	4,394

Cash Cost per Tonne Processed	$51.77	$46.66
Cost of sales per AgEqOz	$8.48	$7.15
Cash Cost per AgEqOz[2]	$8.30	$6.77
AISC per AgEqOz[2]	$13.71	$9.85
Cost of sales per CuEqLb[2]	$1.55	$1.34
Cash Cost per CuEqLb[2]	$1.52	$1.27
AISC per CuEqLb[2]	$2.51	$1.85
Cost of sales per ZnEqLb[2]	$0.67	$0.67
Cash Cost per ZnEqLb[2]	$0.66	$0.63
AISC per ZnEqLb[2]	$1.08	$0.92

Cash Cost per ZnEqLb (Yauricocha)[2]	$0.54	$0.57
AISC per ZnEqLb (Yauricocha)[2]	$0.85	$0.82
Cash Cost per CuEqLb (Bolivar)[2]	$2.04	$1.29
AISC per CuEqLb (Bolivar)[2]	$3.59	$1.94
Cash Cost per AgEqOz (Cusi)[2]	$16.53	$18.34
AISC per AgEqOz (Cusi)[2]	$30.57	$28.33
Financial
Revenues	$49,180	$61,675
Adjusted EBITDA[2]	$12,041	$27,403
Operating cash flows before movements in working capital	$11,804	$27,348
Adjusted net income attributable to shareholders[2]	$886	$11,187
Net income (loss) attributable to shareholders	$(1,724)	$8,703
Cash and cash equivalents	$23,937	$25,514
Working capital(3)	$(19,795)	$(1,576)

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2019 were calculated using the following realized prices: $15.57/oz Ag, $2.85/lb Cu, $0.94/lb Pb, $1.23/lb Zn, $1,305/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2018 were calculated using the following realized prices: $16.75/oz Ag, $3.14/lb Cu, $1.15/lb Pb, $1.56/lb Zn, $1,334/oz Au.

(2) This is a non-IFRS performance measure, see Non-IFRS Performance Measures section of the MD&A.
(3) The decrease in working capital was due to the Corona Acquisition Facility with BCP being classified as a current liability, as it was repaid in full during May 2019.

Q1 2019 Financial Highlights

Revenue from metals payable of $49.2 million in Q1 2019 decreased by 20% from $61.7 million in Q1 2018. The decrease in revenues was partially due to a 14% decrease in tonnes processed at the Yauricocha Mine due to the illegal strike action initiated by members of the Union of the Mine and Metallurgical Workers of Minera Corona on March 19, 2019; which was partially offset by higher head grades and recoveries for all metals, except gold head grades at Yauricocha. Lower revenues were also affected by the decreases in the prices of silver (7%), copper (9%), zinc (21%), lead (18%), and gold (2%). Additionally, lower copper head grades and silver and gold recoveries realized at the Bolivar Mine resulted in a 15% decrease in revenues, while Cusi’s revenues increased by 61% due to the 165% increase in throughput, quarter over quarter.

Yauricocha’s cash cost per zinc equivalent payable pound was $0.54 (Q1 2018 - $0.57), and AISC per zinc equivalent payable pound of $0.85 (Q1 2018 - $0.82). The increase in the AISC per zinc equivalent payable pound for Q1 2019 compared to Q1 2018 was due to the increase in treatment and refining charges for the zinc concentrate sold. This was partially offset by the increase in zinc equivalent payable pounds as the Company realized higher head grades and recoveries for all metals, except gold head grades.

Bolivar’s cash cost per copper equivalent payable pound was $2.04 (Q1 2018 - $1.29), and AISC per copper equivalent payable pound was $3.59 (Q1 2018 - $1.94) for Q1 2019 compared to Q1 2018. The increase in the AISC per copper equivalent payable pound during Q1 2019 compared to Q1 2018 due to higher labour and contractor costs incurred related to stope and ramp development within the mine required to increase throughput to the 3,600 tpd and 4,000 tpd level. The majority of these costs are included in opex. Additionally, sustaining capital expenditures were $3.6 million higher in Q1 2019 compared to Q1 2018 and related to the purchase of mining equipment, mine development costs, exploration drilling within the mine, and plant improvements required to produce 3,600 to 4,000 tpd.

Cusi’s cash cost per silver equivalent payable ounce was $16.53 (Q1 2018 - $18.34), and AISC per silver equivalent payable ounce was $30.57 (Q1 2018 - $28.32) for Q1 2019 compared to Q1 2018. AISC per silver equivalent payable ounce increased due to higher sustaining capital expenditures incurred due to investments made in the concentrator plant in order to increase throughput to 1,200 tpd during Q2 2019.

Adjusted EBITDA(1) of $12.0 million for Q1 2019 decreased compared to $27.4 million in Q1 2018. The decrease in adjusted EBITDA in Q1 2019 was due to the decrease in revenues realized at Yauricocha and Bolivar, mainly due to the illegal strike action at Yauricocha and a decrease in the prices of all metals.

Cash flow generated from operations before movements in working capital of $11.8 million for Q1 2019 decreased compared to $27.3 million in Q1 2018. The decrease in operating cash flow is mainly the result of lower revenues generated and lower gross margins realized.

Net income (loss) attributable to shareholders for Q1 2019 was $(1.7) million (Q1 2018: $8.7 million) or $(0.01) per share (basic and diluted) (Q1 2018: $0.05).

Cash and cash equivalents of $23.9 million and working capital of $(19.8) million as at March 31, 2019 compared to $21.8 million and $(8.3) million, respectively, at the end of 2018. The decrease in working capital was due to the Corona Acquisition Facility with BCP being classified as a current liability, as it was repaid in full during May 2019. Cash and cash equivalents have increased by $2.1 million during Q1 2019 due to $1.5 million of operating cash flows, and $20.7 million drawn down from the new Senior Secured Corporate Facility, being partially offset by capital expenditures incurred in Mexico and Peru of $(11.3) million, $(0.1) million of share repurchases, and repayments of loans, credit facilities and interest of $(8.7) million.

(1) This is a non-IFRS performance measure, see Non-IFRS Performance Measures section of the MD&A.

Debt Refinancing Update

During Q1 2019 the Company announced the Closing of a $100 million Senior Secured Corporate Credit Facility in March. The facility has a 6-year term with a 2-year grace period and has a rate of Libor +3.15%. This facility will provide the Company with additional liquidity and will offer financial flexibility to fund future capital projects in Mexico as well as working capital requirements. The Company will also use the proceeds of the Corporate Facility to repay existing debt in the near term.

Subsequent to end of the first quarter, on May 9th, the Company repaid the remaining $33.2 million existing on the Corona Acquisition Facility with BCP and the $15.0 million existing on the Revolving Credit Facility with BCP, after drawing funds from the Senior Secured Corporate Credit Facility.

Project Development

The Company reported the resolution of the illegal strike action at the Yauricocha Mine that ran from March 19 – April 13, 2019. During the strike there were no material situations that took place and an agreement was been reached whereby no contractors dismissed as part of the contractor change will be reinstated, which was the initial reason for the strike.

Mine development at Bolívar during Q1 2019 totaled 1,454 meters. A portion of the meters (1,070m) were developed to prepare stopes for mine production. The remainder of the meters (384m) were related to the deepening of ramps and developing service ramps to be used for ventilation and pumping in the Lower El Gallo Inferior orebody and Bolivar West orebody.

During Q1 2019, at the Cusi property, mine development totaled 1,251 meters, which included 100 meters of ramp development at the Santa Rosa de Lima Zone; the rest of the development related to stope preparation in various zones within the mines.

Exploration Update

Peru:

During Q1 2019, the Company drilled 59 holes totaling 9,345 meters at Yauricocha. The drilling included the following:

Exploration Drilling:

  Copper Porphyry Mineralization (Central Mine Zone Level 720): 2 holes totaling 1,849 meters were drilled to continue to test the priority anomaly located in the monzonite intrusive zone, where a copper molybdenum mineralized porphyry was discovered earlier in the year; drill results continue to display the presence of a copper molybdenum porphyry orebody, where we have observed typical alterations, as well as copper mineralization disseminated in the encased rock, as veinlets with quartz and copper are present with molybdenum;

  Antacaca Orebody (Level 1070 Central Mine Zone): 2 holes totaling 1,029 meters to explore the continuity of mineralization of the orebody at depth; the hole confirmed the continuity of this mineralized orebody at depth, with magnetite mineralization with nodules of chalcopyrite;
  Contacto Occidental Orebody (Level 1070 Central Mine Zone): 11 holes totaling 1,644 meters to explore the continuity of this high-grade orebody at depth; six of the drill holes had positive results and allowed us to confirm and define the irregularities of the gaps within the orebody;

Definition Drilling:

  Esperanza (Level 1020 Central Mine Zone): 5 holes totaling 639 meters which confirmed the continuity of mineralization of the orebody; holes were executed between the sublevel development level 8 meters above the 1020 level;
  Esperanza Distal (Level 1020 Central Mine Zone): 15 holes totaling 1,661 meters to further define the continuity of this mineralized orebody in order to bring it into production during Q3 2019;
  Catas (1070 Level Central Mine Zone): 13 holes totaling 1,440 meters to define and provide greater certainty for the continuity of the orebody down to the 16th floor of the 1120 level;
  Karlita (870 Level Cachi Cachi Mine): 11 holes totaling 1,083 meters to provide more certainty to the resources existing on the 16th floor of the 920 level of the mine.

Mexico:

Bolivar

  At Bolívar during Q1 2019, 8,240 meters were drilled from surface as well as diamond drilling within the mine. 1,794 meters were drilled within the mine in the El Gallo zone to the northwest and southeast to determine the continuity of the skarn orebody. Surface exploration drilling was performed in the Bolívar West, South extension, area with 1,234 meters drilled, and 2,748 meters in the Bolivar West/Lylli area, encountering skarn intersections with some mineralization. Exploration drilling was started to determine the potential of the Lower Gallo zone to the southeast, which included 708 meters drilled which encountered intersections of skarn with some mineralization. 1,756 meters of geotechnical holes were drilled to determine the type of rock that exists near the potential Bolivar West/Piedras Verdes plant tunnel project.

Cusi

  During Q1 2019 the Company drilled 1,261 meters to support the development of the Santa Rosa de Lima vein in Promontorio to further verify the size and continuity of the orezone. In addition, 3,656 meters of surface diamond drilling was performed to explore the depth of the mineralized structure of San Nicolas, San Rafael and Santa Rosa de Lima.

Conference Call Webcast

Sierra Metals’ senior management will host a conference call on Tuesday, May 14, 2019, at 10:30 AM (EDT) to discuss the Company’s financial and operating results for the three months ended March 31, 2019.

Via Webcast:

A live audio webcast of the meeting will be available on the Company’s website:

https://event.on24.com/wcc/r/1956428/CAFED0BBE1AF315572FFBCA7456DFCF6

The webcast along with presentation slides will be archived for 180 days on www.sierrametals.com.

Via phone:

For those who prefer to listen by phone, dial-in instructions are below. To ensure your participation, please call approximately five minutes before the scheduled start time of the call.

Participant Number (Toll-Free North America): (833) 245-9659
Participant Number (Toll-Free Peru): 0800-71-476
Participant Number (International): +1 (647) 689-4231
Conference ID: 6988769

Quality Control

All technical production data contained in this news release has been reviewed and approved by Gordon Babcock, P.Eng., Chief Operating Officer and a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Americo Zuzunaga, FAusIMM CP (Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Augusto Chung, FAusIMM CP (Metallurgist) and Vice President Special Projects and Metallurgy and a chartered professional qualifying as a Competent Person on metallurgical processes.

About Sierra Metals

Sierra Metals Inc. is Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new discoveries and still has additional brownfield exploration opportunities at all three Mines in Peru and Mexico that are within or close proximity to the existing Mines. Additionally, the Company has large land packages at all three Mines with several prospective regional targets providing longer term exploration upside and mineral resource growth potential.

The Company’s Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol “SMT” and on the NYSE American Exchange under the symbol “SMTS”.

For further information regarding Sierra Metals, please visit www.sierrametals.com.

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Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian and U.S. securities laws related to the Company (collectively, “forward-looking information”). Forward-looking information includes, but is not limited to, statements with respect to the Company’s operations, including the anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, floods, labour disruptions, explosions, cave-ins, weather conditions and criminal activity; commodity price fluctuations; higher operating and/or capital costs; lack of available infrastructure; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits and the inability to replace reserves; fluctuations in the price of commodities used in the Company's operations; risks related to foreign operations; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; risks relating to outstanding borrowings; issues regarding title to the Company's properties; risks related to environmental regulation; litigation risks; risks related to uninsured hazards; the impact of competition; volatility in the price of the Company's securities; global financial risks; inability to attract or retain qualified employees; potential conflicts of interest; risks related to a controlling group of shareholders; dependence on third parties; differences in U.S. and Canadian reporting of mineral reserves and resources; potential dilutive transactions; foreign currency risks; risks related to business cycles; liquidity risks; reliance on internal control systems; credit risks, including risks related to the Company's compliance with covenants with respect to its Corporate Facility; uncertainty of production and cost estimates for the Yauricocha Mine, the Bolivar Mine and the Cusi Mine; and other risks identified in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission ("SEC"), which filings are available at www.sedar.com and www.sec.gov, respectively.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking information. Forward-looking information includes statements about the future and are inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations, and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Note Regarding Reserve and Resource Estimates

All reserve and resource estimates reported by the Company are calculated in accordance with the Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the SEC. The differences between these standards are discussed in our SEC filings. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

CONTACT:
Mike McAllister
VP, Investor Relations
Sierra Metals Inc.
+1 (416) 366-7777
info@sierrametals.com

Ed Guimaraes
CFO
Sierra Metals Inc.
+1 (416) 366-7777

Igor Gonzales
President & CEO
Sierra Metals Inc.
+1 (416) 366-7777